SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             AremisSoft Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   040026-10-6
                                 (CUSIP Number)


                                  Info-Quest SA
                                25 Pantou Street
                         17671 Kallithea, Athens, Greece
                             Attn: Theodoros Fessas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   May 8, 2001
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |-|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  040026-10-6                                      Page 2 of 11 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON                                     INFO-QUEST SA

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a  |_|

b  |_|
--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (see instructions)

        WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                           |_|


--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Organized under the laws of Greece
--------------------------------------------------------------------------------
                                               7. SOLE VOTING POWER

           NUMBER OF                                  5,295,846
             SHARES              -----------------------------------------------
          BENEFICIALLY                         8. SHARED VOTING POWER
             OWNED
            BY EACH                                       0
           REPORTING
          PERSON WITH
                                 -----------------------------------------------
                                               9. SOLE DISPOSITIVE POWER

                                                      5,295,846
                                 -----------------------------------------------
                                              10. SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,295,846
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
                                                                          |_|

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (see instructions)

          CO
--------------------------------------------------------------------------------

                                                            Page 3 of 11 Pages

Item 1. Security and Issuer.
        -------------------

     This Amendment No. 2 to Schedule 13D amends the Schedule 13D (the "Original
Schedule 13D") originally filed with the Securities and Exchange Commission (the "SEC") on October 18, 1999, as amended, by Info-Quest SA ("Info-Quest"), relating to the common stock, $.001 par value (the "Common Stock"), of AremisSoft Corporation, a Delaware corporation ("AremisSoft" or the "Company"). The address of the Company's principal executive offices is Sentry Office Plaza, 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108.

Item 2. Identity and Background.
        -----------------------

     Info-Quest SA ("Info-Quest") is a corporation organized under the laws of Greece. The directors of Info-Quest are Theodoros Fessas, John Malamas, George Papadopoulos, Michalis Galouzidis, David Samuel, Dimitris Eforakopoulos and Efi Koutsoureli, each of whom is a Greek citizen. Mr. Fessas is the the Chairman of the Board and beneficially owns 73% of the outstanding capital stock of Info-Quest. Mr. Papadopoulos is the Managing Director and Mr. Malamas is the General Financial Manager of Info-Quest. The principal business address of the executive officers and directors of Info-Quest and principal office of Info-Quest is 25 Pantou Street, 17671 Kallithea, Athens, Greece. The principal business of Info-Quest is providing computer consulting, hardware installation and related services.

     During the past five years, none of Info-Quest, its executive officers or its directors has been either, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     On December 21, 2000, Info-Quest sold 1,385,846 shares of Common Stock (share numbers have been adjusted to reflect a stock split by AremisSoft on January 8, 2001), which it then repurchased on December 22, 2000, as described in Item 4. Info-Quest used its own funds for the purchase and the purchase and sale price were both U.S. $19.90625 per share (price is adjusted for stock split).

     As previously disclosed, on February 2, 2000, Info-Quest entered into an Escrow Agreement with Bartel Eng Linn & Schroder to purchase 692,923 shares of Common Stock of AremisSoft from selling shareholders at a purchase price of U.S. $29.00 per share for a total cash consideration of $20,094,767. The funds for the acquisitions were from bank loans made by EFG Eurobank S.A. and National Bank of Greece. While Info-Quest's Amendment No. 1 to Schedule 13D, filed with the SEC on November 27, 2000, stated that the purchase of all 692,923 shares was from selling shareholders, it also stated that the acquisition included "shares from" AremisSoft instead of "shares of" AremisSoft, creating the incorrect impression that the shares purchased were newly issued shares directly from AremisSoft. The entire purchase of 692,923 shares of AremisSoft Common Stock was from selling shareholders and not directly from AremisSoft.

Item 4. Purpose of the Transactions.
        ---------------------------

     On December 21, 2000, Info-Quest sold 1,385,846 shares of Common Stock (share numbers have been adjusted to reflect a stock split by AremisSoft on January 8, 2001), which it then repurchased on December 22, 2000 in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities

                                                            Page 4 of 11 Pages

Act"). This transaction was completed to post profits on Info-Quest's year 2000 results and did not affect the total ownership of Info-Quest once completed.

     Info-Quest will continue to evaluate its ownership and voting position in the Company and may consider the following future courses of action:

     a. Info-Quest reserves the right to dispose of the shares of Common Stock held by it in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions, the working capital needs of Info-Quest and other factors. However, Info-Quest, subject to and depending upon availability at prices deemed favorable by Info-Quest, may purchase additional shares of Common Stock of the Company from time to time in the open market or in privately negotiated transactions with third parties.

     b. Info-Quest has no other current plans or proposals which relate to or would result in any of the following:

     (i)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving AremisSoft or any of its subsidiaries;

     (ii) A sale or transfer of a material amount of assets of AremisSoft or any of its subsidiaries;

     (iii)Any change in the present Board of Directors or management of AremisSoft, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; although Info-Quest has the right, pursuant to the stock purchase agreement between Info-Quest and AremisSoft, dated September 10, 1999, and filed as Exhibit A to the Original Schedule 13D, to choose one (1) director of AremisSoft, as of the date of this filing, Info-Quest made the business decision to have no members on the Board;

     (iv) Any material change in the present capitalization or dividend policy of AremisSoft;

     (v) Any other material change in AremisSoft's business or corporate structure;

     (vi) Changes in AremisSoft's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AremisSoft by any person;

     (vii)Causing a class of securities of AremisSoft to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii) A class of equity securities of AremisSoft becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

     (ix) Any action similar to any of those enumerated above.

                                                           Page 5 of 11 Pages

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     a. As of the close of business on June 27, 2001, Info-Quest beneficially owned 5,295,846 or 13.5% of the shares of Common Stock of AremisSoft.

     b. Info-Quest has the sole power to vote and dispose of 5,295,846 shares of Common Stock of AremisSoft it beneficially owns.

     c. Since Info-Quest last filed Amendment 1 to the Original Schedule 13D, it sold on December 21, 2000, and purchased on December 22, 2000, 1,385,846 shares of Common Stock (share numbers are post- split) in a privately negotiated transaction at a price of U.S. $19.90625 per share (price is adjusted for split). This transaction was effected in reliance on Regulation S under the Securities Act.

     Additionally, since it last filed an amendment to the Original Schedule 13D, Info-Quest sold 2,170,000 shares of Common Stock in brokers' transactions pursuant to Rule 144 promulgated by the SEC under the Securities Act. The date of each transaction, the number of shares of Common Stock sold and the price per share of Common Stock is as follows:


           Date                  Number of Shares of            Price per share
           ====                  ===================            ===============
                                     Common Stock
                                     ============

          3/21/01                       50,000                       $16.00

          3/26/01                       50,000                      $16.0375

          3/30/01                       10,000                       $12.50

         04/09/01                       10,000                       $9.95

         04/09/01                       10,000                       $9.75

         04/10/01                       10,000                       $11.00

         04/10/01                       10,000                       $10.88

         04/10/01                       10,000                       $10.65

         04/10/01                       10,000                       $10.05

         04/11/01                       10,000                       $11.65

         04/12/01                       2,500                        $11.50

         04/12/01                       2,500                       $11.5625

         04/12/01                       5,000                        $11.68

         04/12/01                       15,000                       $11.80

         04/16/01                       2,000                        $11.80

         04/17/01                       10,000                      $11.375

         04/17/01                       2,500                        $11.45

                                                            Page 6 of 11 Pages


         04/17/01                       2,500                        $11.50

         04/17/01                       10,000                       $11.65

         04/17/01                       5,000                        $11.75

        04/18/2001                      5,000                        $12.41

         04/18/01                       20,000                       $12.50

         04/18/01                       5,000                        $12.60

         04/18/01                       5,000                        $12.88

         04/18/01                       25,000                       $13.00

         04/18/01                       5,000                        $13.02

         04/18/01                       10,000                       $13.50

         04/18/01                       15,000                       $13.75

          5/2/01                        5,000                        $16.81

          5/2/01                        5,000                        $16.75

          5/3/01                        10,000                       $15.20

          5/4/01                        5,000                        $15.00

          5/4/01                        5,000                        $15.40

          5/4/01                        5,000                        $15.40

          5/4/01                        5,000                        $15.60

          5/4/01                        10,000                       $16.00

          5/7/01                        5,000                        $16.10

          5/8/01                        10,000                       $16.05

          5/8/01                        10,000                       $16.10

          5/8/01                        10,000                       $16.15

          5/8/01                        10,000                       $16.25

          5/8/01                        10,000                       $16.27

          5/8/01                        10,000                       $16.35

          5/8/01                        10,000                       $16.40

          5/8/01                        10,000                       $16.50

          5/8/01                        10,000                       $16.56

                                                            Page 7 of 11 Pages


          5/8/01                        10,000                       $16.60

          5/9/01                        10,000                       $16.65

          5/10/01                       30,000                       $17.00

          5/10/01                       10,000                       $17.02

          5/10/01                       10,000                       $17.05

          5/10/01                       10,000                       $17.10

          5/10/01                       10,000                       $17.20

          5/10/01                       10,000                       $17.30

          5/10/01                       10,000                       $17.40

          5/11/01                       10,000                       $17.85

          5/11/01                       10,000                       $17.90

          5/11/01                       35,000                       $18.05

          5/11/01                       10,000                       $18.10

          5/11/01                       5,000                        $18.25

          5/11/01                       5,000                        $18.30

          5/11/01                       5,000                        $18.50

          5/11/01                       5,000                        $18.59

          5/11/01                       5,000                        $18.60

          5/11/01                       10,000                       $18.80

          5/11/01                       10,000                       $18.90

          5/11/01                       20,000                       $19.00

          5/11/01                       20,000                       $19.05

          5/11/01                       30,000                       $19.10

          5/11/01                       30,000                       $19.15

          5/14/01                       10,000                       $18.45

          5/14/01                       10,000                       $18.50

          5/21/01                       10,000                       $13.90

          5/21/01                       10,000                       $14.00

          5/21/01                       10,000                       $14.10

          5/21/01                       5,000                        $14.20

                                                            Page 8 of 11 Pages


          5/22/01                       10,000                       $13.70

          5/22/01                       20,000                       $13.75

          5/22/01                       10,000                       $13.85

          5/22/01                       10,000                       $13.90

          5/23/01                       10,000                       $13.50

          5/24/01                       10,000                       $13.80

          5/24/01                       10,000                       $13.90

          5/24/01                       10,000                       $14.00

          5/24/01                       5,000                        $14.05

          5/24/01                       10,000                       $14.10

          5/24/01                       10,000                       $14.45

          5/24/01                       10,000                       $14.50

          5/24/01                       10,000                       $14.60

          5/24/01                       10,000                       $14.70

          5/25/01                       8,000                        $14.50

          6/1/01                        40,000                       $12.45

          6/4/01                        70,000                     $12.810714

          6/5/01                        35,000                       $12.33

          6/6/01                        45,000                     $13.201111

          6/7/01                        25,000                       $13.22

          6/8/01                        60,000                       $12.83

          6/11/01                       34,000                     $13.258824

          6/12/01                       40,000                      $12.9475

          6/13/01                       15,000                       $12.95

          6/14/01                       75,000                      $12.376

          6/15/01                       61,000                     $13.953270

          6/18/01                       55,000                       $13.04

          6/19/01                      100,000                      $13.6445

          6/20/01                      205,000                      $14,8917

          6/21/01                       10,000                       $14.70

                                                            Page 9 of 11 Pages


          6/21/01                       50,000                       $14.77

          6/22/01                       20,000                       $14.56

          6/25/01                       40,000                      $14.5788

          6/26/01                       20,000                       $14.61

          6/26/01                       30,000                      $14.8867

          6/27/01                       10,000                       $14.80

          6/27/01                       10,000                       $14.90

          6/27/01                       10,000                       $14.95

          6/27/01                       5,000                        $15.00

          6/27/01                       5,000                        $15.05

          6/27/01                       5,000                        $15.10

          6/27/01                       5,000                        $15.15

          6/27/01                       5,000                        $15.20

          6/27/01                       5,000                        $15.25

          6/27/01                       15,000                       $15.30

          6/27/01                       5,000                        $15.35

          6/27/01                       5,000                        $15.40

          6/27/01                       5,000                        $15.45

          6/27/01                       5,000                        $15.50

          6/27/01                       5,000                        $15.55

          6/27/01                       5,000                        $15.60

          6/27/01                       5,000                        $15.65

          6/27/01                       5,000                        $15.70

          6/27/01                       5,000                        $15.80

          6/27/01                       5,000                        $15.90

          6/27/01                       5,000                        $16.00

          6/27/01                       5,000                        $16.10

          6/27/01                       5,000                        $16.20

                                                           Page 10 of 11 Pages

     d. Not applicable.

     e. Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     Info-Quest does not have any contracts, arrangement, understandings or relationships with any person with respect to any securities of the Company, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

     Not applicable.

                                                          Page 11 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                               INFO-QUEST SA,
                               a Greek Corporation


Dated:  28-6-01              By:/s/ THEODOROS FESSAS
       ---------                ---------------------------------
                                Theodoros Fessas, Chairman and
                                Chief Executive Officer